SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30025]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

March 30, 2012

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of March 2012.  A copy of each application may be

obtained via the Commission's website by searching for the file number, or for an applicant

using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-

8090.  An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at

the address below and serving the relevant applicant with a copy of the request, personally or by

mail.  Hearing requests should be received by the SEC by 5:30 p.m. on April 24, 2012, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested.  Persons who wish to be notified of a

hearing may request notification by writing to the Secretary, U.S. Securities and Exchange

Commission, 100 F Street, NE, Washington, DC  20549-1090.

For Further Information Contact:  Diane L. Titus at (202) 551-6810, SEC, Division of

Investment Management, Office of Investment Company Regulation, 100 F Street, NE,

Washington, DC 20549-8010.

### Value Line Convertible Fund, Inc. [File No. 811-4258]

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On December 16, 2011, applicant transferred its assets to Value Line Income and Growth Fund,

Inc., based on net asset value.  Expenses of $81,000 incurred in connection with the

reorganization were paid by applicant and the acquiring fund pro rata based on relative net asset

value.

Filing Dates:  The application was filed on January 18, 2012 and amended on March 8, 2012.

Applicant's Address:  7 Times Square, 21$^{st}$ Floor, New York, NY 10036.

### UBS Equity Opportunity Fund, L.L.C. [File No. 811-10269]

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company.  On December 23, 2011, applicant made a final liquidating

distribution to its shareholders, based on net asset value.  Expenses of $11,000 incurred in

connection with the liquidation were paid by applicant.

Filing Date:  The application was filed on March 9, 2012.

Applicant's Address:  c/o UBS Alternative and Quantitative Investments LLC, 677 Washington

BLVD., Stamford, CT 06901.

### Tax Exempt Proceeds Fund Inc. [File No. 811-5698]

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On December 30, 2011, applicant made a liquidating distribution to its shareholders, based on

net asset value.  Expenses of approximately $32,393 incurred in connection with the liquidation

were paid by Reich & Tang Asset Management, LLC, applicant's investment adviser.

Filing Date:  The application was filed on February 23, 2012.

**BlackRock Short-Term Bond Series, Inc. [File No. 811-10053]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On July 18, 2011, applicant transferred its assets to BlackRock Low Duration Bond Portfolio, a

series of BlackRock Funds II, based on net asset value. Of approximately $444,386 in expenses

incurred in connection with the reorganization, $292,335 were paid by applicant and  $152,051

were paid by BlackRock Advisors, LLC, applicant's investment adviser.

Filing Dates:  The application was filed on December 22, 2011 and amended on March 8, 2010.

Applicant's Address:  100 Bellevue Parkway, Wilmington, DE 19809.

**Cash Assets Trust [File No. 811-4066]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On January 5, 2012, applicant made a final liquidating distribution to its shareholders, based on

net asset value.  Expenses of $88,505 incurred in connection with the liquidation were paid by

Aquila Investment Management LLC, applicant's administrator and Asset Management Group

of Bank of Hawaii, applicant's investment adviser.

Filing Dates:  The application was filed on January 6, 2012 and amended on March 16, 2012.

Applicant's Address:  380 Madison Ave., Suite 2300, New York, NY 10017.

**SunAmerica Focused Alpha Growth Fund, Inc. [File No. 811-21770]**
**SunAmerica Focused Alpha Large-Cap Fund, Inc. [File No. 811-21805]**

Summary:  Each applicant seeks an order declaring that it has ceased to be an investment

company.  On January 23, 2012, applicants transferred their assets to corresponding series of

SunAmerica Specialty Series, based on net asset value.  Expenses of approximately $344,850 and $337,100, respectively, incurred in connection with the reorganizations were paid by applicants.

Filing Date:  The applications were filed March 7, 2012.

Applicants' Address:  Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992.

**Munder Series Trust II [File No. 811-7897]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On April 8, 2011, applicant transferred its assets to Munder Series Trust, based on net asset value.  Expenses of $101,474 incurred in connection with the reorganization were paid by Munder Capital Management, investment adviser to applicant and the acquiring fund.

Filing Dates:  The application was filed on December 13, 2011, and amended on December 14, 2011, and March 7, 2012.

Applicant's Address:  480 Pierce St., Birmingham, MI 48009.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary